UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Empowered Products, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

(CUSIP Number)

Scott Fraser
3367 West Oquendo Rd.
Las Vegas, Nevada  89118
(800) 929-0407
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. None
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Scott Fraser
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
	3. SEC Use Only
	4. Source of Funds (See Instructions) OO
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6. Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	40,000,000
	8. Shared Voting Power
	9. Sole Dispositive Power	40,000,000
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
	13. Percent of Class Represented by Amount in Row 11 64.1% (1)
	14. Type of Reporting Person (See Instructions) IN

(1) Based on 62,388,856 shares of common stock outstanding as of June 30, 2011.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Empowered Products, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at 3367 West Oquendo Rd., Las Vegas, Nevada 89118.

Item 2. Identity and Background

(a)   This Schedule 13D is being filed on behalf of Scott Fraser, referred to herein as the "Reporting Person."

(b)   The Reporting Person is the President and Chief Executive Officer of the Issuer.

      (d)  During the past five years, of the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, the Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

       (f)  The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On June 30, 2011, the Issuer entered into an Agreement and Plan of Merger, (the “Merger Agreement”) with EPI Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Acquisition Sub”), EPI Name Change Corp. (“Name Change Merger Sub”), and Empowered Products Nevada, Inc. (“EP Nevada”).  Pursuant to the transactions contemplated by the Merger Agreement, EP Nevada agreed to merge with and into Acquisition Sub with EP Nevada continuing as the surviving entity (the “Merger”).  The Issuer agreed to issue an aggregate of 40,000,000 shares of its common stock to the Reporting Person as the sole stockholder of EP Nevada in exchange for all of the issued and outstanding shares of EP Nevada.  The Merger closed on June 30, 2011.

Upon consummation of the Merger, the Reporting Person, as sole stockholder of EP Nevada common stock, received 40,000,000 shares of the Issuer’s common stock.  Immediately after the closing of the Merger and the transactions contemplated by the Merger Agreement, the Issuer had 62,388,856 shares of Common Stock outstanding.  Also on the closing, the Issuer (i) became the 100% parent of EP Nevada, (ii) assumed the operations of EP Nevada and its subsidiaries and (iii) changed its name from “On Time Filings, Inc.” to “Empowered Products, Inc.”

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2011.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person for investment purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person has no current plans or proposals that relate to or would result in:

 (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page, which is hereby incorporated by reference.

(b)           The powers that of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page, which is hereby incorporated by reference.

(c)           All transactions in the class of securities reported on effected by f the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger dated June 30, 2011, by and among the Issuer, EPI Acquisition Corp., EPI Name Change Corp., and Empowered Products Nevada, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011

/s/ Scott Fraser
Scott Fraser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)